Exhibit 99.1

GERDAU S.A.

MANAGEMENT REPORT - DOC — 1

Dear Shareholders:

In fiscal year 2010, Gerdau’s results reflected the measures implemented over the course of 2009 to optimize the company’s operational and financial areas and were achieved despite the many challenges that emerged in the period, especially those related to raw material costs and the slow economic growth in developed markets. Gerdau’s key operating indicators improved in the period, which included the shipments growth of 24% to 17.4 million tonnes and the EBITDA growth of 36% to R$ 5.2 billion, which were boosted by the robust operational performance in the Specialty Steel business operation (BO) and by the strong domestic market in the Brazil BO.

Crude steel production grew 32%, from 13.5 million tonnes in 2009 to 17.9 million tonnes in 2010. All business operations recorded growth in the period, led by the Specialty Steel BO.

In fiscal year 2010, shipments totaled 17.4 million tonnes, a growth of 24% in relation to 2009, benefiting from the favorable scenario in the world auto industry, as well from the construction and manufacturing industries in Brazil.

In 2010, consolidated net sales reached R$ 31.4 billion, which was 18% higher than in 2009, driven by the higher shipments.

The better operational result supported growth in consolidated net income, which amounted to R$ 2.5 billion in the fiscal year, in comparison with R$ 1.0 billion in 2009.

In 2010, Gerdau maintained its policy for compensating shareholders, which provides for the payment of at least 30% of adjusted net income by its publicly held companies. Resolutions were taken to pay dividends and interest on equity of R$ 630 million to Gerdau S.A. shareholders and of R$ 264 million to Metalúrgica Gerdau S.A. shareholders.

As part of the 2010-2014 investment plan announced early this year, a total of R$ 1.3 billion was invested in 2010, with the highlight the project to install flat steel rolling mills (heavy plate and coiled hot-rolled strips) at the Ouro Branco unit in the state of Minas Gerais.

During the fiscal year, the Company simplified its ownership structure by acquiring the minority interests in Gerdau Ameristeel and merging Aços Villares through Gerdau S.A. As a result of these transactions, shares in Gerdau Ameristeel and Aços Villares no longer trade on the stock exchanges.

In 2010, the better operating results achieved by the Company had positive repercussions for its key debt indicator, with the gross debt/EBITDA ratio declining from 3.8x in December 2009 to 2.8x in December 2010, and Gerdau maintaining its investment grade rating at the credit-rating agencies.

Profile

Gerdau is the leading producer of long steel in the Americas and one of the largest suppliers of specialty long steel in the world. It has over 40,000 employees and an industrial presence in 14 countries, with operations in the Americas, Europe and Asia, for combined annual installed production capacity of more than 25 million tonnes of steel. Gerdau is the largest recycler in Latin America and in the world, transforming millions of tonnes of scrap into steel each year.

With nearly 140,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

World Steel Market

Steel Industry Production			Variation
(1,000 tonnes)	2010	2009	2010/2009
Crude Steel
Brazil	32.8	26.5	24%
North America (excluding Mexico)	93.6	67.5	39%
Latin America (excluding Brazil)	29.2	26.2	11%
China	626.7	573.6	9%
Other	631.3	535.6	18%
Total	1,413.6	1,229.4	15%

Source: worldsteel

World steel production in 2010 grew in relation to 2009 (see table above) to set a new all-time high. Among the main regions where Gerdau operates, the highlight was the recovery in steel production in North America, which recorded an extremely low capacity utilization rate in 2009. China remained an important player in the international market, accounting for 44% of world steel production. Excluding China, world steel production grew by 20% in the period.

In its last publication, the World Steel Association projected a better outlook for apparent world steel consumption, with growth of 5% in 2011, supported by continued strong growth in most developing economies, and the more optimistic expectations for recoveries in developed economies, given the government stimulus packages and the restocking trend. Steel consumption in Latin America should grow 9% in 2011. This region is benefitting from the recovery in commodity prices, which are the base of its economy, as well as from exports and foreign capital inflows. In the United States, steel consumption should grow 9% in 2011, led by a restocking trend and the recovery in the manufacturing industry. In India, steel consumption should grow by 14% in 2011, with the country potentially becoming the world’s third-largest steel consumer, after China and the United States. The confirmation of this global scenario and higher raw material prices could support hikes in international prices in 2011, as has already been observed in this early part of the year.

Accounting Standards

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the international accounting standards issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international standards issued by the Accounting Pronouncement Committee (CPC) and approved by the Securities and Exchange Commission of Brazil (CVM), pursuant to CVM Instruction 485 dated September 1, 2010.

Business Operations (BOs) of Gerdau

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) — includes the Brazil operations, except specialty steel

•      North America (North America BO) — includes all North American operations, except Mexico and specialty steel

•      Latin America (Latin America BO) — includes all Latin American operations, except Brazil

•      Specialty Steel (Specialty Steel BO) — includes the specialty steel operations in Brazil, Spain, the United States and India.

Gerdau’s Performance in 2010

Production

Production			Variation
(1,000 tonnes)	2010	2009	2010/2009
Crude Steel (slabs, blooms and billets)
Brazil	6,953	5,334	30%
North America	6,209	4,910	26%
Latin America	1,488	1,347	10%
Specialty Steel	3,202	1,918	67%
Total	17,852	13,509	32%

Rolled steel
Brazil	4,166	3,571	17%
North America	5,760	4,635	24%
Latin America	1,879	1,668	13%
Specialty Steel	2,977	1,868	59%
Total	14,782	11,742	26%

Note: the information above does not include data from associated and shared controlled companies.

•      In 2010, Gerdau’s crude steel production was higher than in 2009 (see table above), supported by the recovery in demand in all markets where it operates.

•      The Brazil BO posted the strongest absolute growth in gross steel production, mainly due to lower activity level in 2009, maily in the Ouro Branco unit in the state of Minas Gerais. The North America BO also benefitted from the gradual recovery in the region’s domestic market. At the Specialty Steel BO, production registered a robust recovery in all regions, mainly driven by the solid performance of the automotive industry. At the Latin America BO, production growth was slightly lower, since the region’s sales were impacted to a lesser degree by the crisis in 2009.

•      Rolled steel production accompanied the growth in crude steel production observed in the period, except at the Brazil BO, where the blast furnace at the Ouro Branco unit resumed operations, with production focused on semi-finished products.

Crude Steel Production (in thousands of tonnes)	Rolled Steel Production (in thousands of tonnes)

Shipments

Consolidated Shipments (1)			Variation
(1,000 tonnes)	2010	2009	2010/2009
Brazil	6,646	5,175	28%
Domestic Market	4,717	3,650	29%
Exports	1,929	1,525	26%
North America	5,742	4,935	16%
Latin America (2)	2,211	2,015	10%
Specialty steels	2,764	1,862	48%
Total	17,363	13,987	24%

(1) - Excludes shipments to subsidiaries.

(2) - Excludes coke shipments.

Note: the information above does not include data from associated and shared controlled companies.

•      In 2010, consolidated shipments grew in all business operations (see table above), especially in those operations with greater exposure to the Brazilian market and to the auto industry.

•      At the Brazil BO, the manufacturing industry played an important role in the recovery in demand, fueled by the 21% growth in capital goods production in 2010, according to the Brazilian Institute of Geography and Statistics (IBGE). In the Brazilian market, demand remains robust in the construction industry, as confirmed by the growth of 11% in Construction GDP forecast for 2010, according to Sinduscon, an industry trade union.

•      At the North America BO, the manufacturing industry was also the main driver of the recovery in shipments. The Institute for Supply Management (ISM), the main indicator of industrial production in North America, reached 58.5 in December 2010, with a reading above 50 indicating growth. The infrastructure and non-residential segments continued to present weak and stable demand.

•      On a smaller scale, the Latin America BO posted shipments growth, especially in its operations in Argentina and Mexico, countries in which GDP growth was estimated at 9% and 5%, respectively.

•      In the Specialty Steel BO, the highlights were the operations in Brazil and the United States, which benefitted from the strong recovery in the auto industry, with vehicle production growing 14% in Brazil and 36% in the United States.

Shipments by business operation in 2010	Shipments by business operation in 2009
(17.4 million tonnes)	(14.0 million tonnes)

Operating Results by Business Operation

Net Sales

			Variation
Net Sales (R$ million)	2010	2009	2010/2009
Brazil	12,459	10,332	21%
Domestic Market	10,441	8,862	18%
Exports	2,018	1,470	37%
North America	8,836	8,294	7%
Latin America (1)	3,487	3,137	11%
Specialty Steel	6,611	4,777	38%
Total	31,393	26,540	18%

Note: the information above does not include data from associated and shared controlled companies.

(1) - Including net sales from coke shipments.

•      In 2010, consolidated net sales grew in relation to 2009 (see table above), driven by the higher shipments, despite the lower net sales per tonne sold.

•      In absolute figures, the Brazil BO was the highlight of net sales growth in 2010, supported by the higher shipments, especially in the domestic market. The Specialty Steel BO also posted significant growth in net sales, led by the shipments growth at its operations in Brazil and the United States. The other business operations posted similar performances, although on a smaller scale.

Cost of Goods Sold and Gross Margin

				Variation
Net sales, cost and margin		2010	2009	2010/2009
Brazil	Net sales (R$ million)	12,459	10,332	21%
	Cost of Goods Sold (R$ million)	(9,542)	(7,149)	33%
	Gross income (R$ million)	2,917	3,183	-8%
	Gross margin (%)	23%	31%
North America	Net sales (R$ million)	8,836	8,294	7%
	Cost of Goods Sold (R$ million)	(7,998)	(7,703)	4%
	Gross income (R$ million)	838	591	42%
	Gross margin (%)	9%	7%
Latin America	Net sales (R$ million)	3,487	3,137	11%
	Cost of Goods Sold (R$ million)	(3,021)	(3,070)	-2%
	Gross income (R$ million)	466	67	596%
	Gross margin (%)	13%	2%
Specialty Steel	Net sales (R$ million)	6,611	4,777	38%
	Cost of Goods Sold (R$ million)	(5,312)	(4,384)	21%
	Gross income (R$ million)	1,299	393	231%
	Gross margin (%)	20%	8%
Consolidated	Net sales (R$ million)	31,393	26,540	18%
	Cost of Goods Sold (R$ million)	(25,873)	(22,306)	16%
	Gross income (R$ million)	5,520	4,234	30%
	Gross margin (%)	18%	16%

Note: the information above does not include data from associated and shared controlled companies.

•      On a consolidated basis, the increase in cost of goods sold in 2010 from 2009 (see table above) is explained by the higher shipments in the period and the higher raw material prices. However, the increase in cost of goods sold was lower than the increase in net sales due to the higher dilution of fixed costs, which led to gross margin expansion, especially in the Specialty Steel and Latin America BOs.

•      At the Brazil BO, despite the dilution of fixed costs due to the higher shipments in 2010, the mismatch between the increases in raw material prices and the pass-through to steel prices led to gross margin compression in relation to 2009.

Operating Expenses

SG&A			Variation
(R$ million)	2010	2009	2010/2009
Selling expenses	552	430	28%
General and administrative expenses	1,806	1,714	5%
Total	2,358	2,144	10%
Net sales	31,393	26,540	18%
% of net sales	8%	8%

Note: the information above does not include data from associated and shared controlled companies.

•      Selling, general and administrative expenses as a percentage of net sales remained stable in comparison periods.

Equity Income

•      Associated and shared controlled companies, which results are calculated using the equity method, recorded shipments of 1.1 million tonnes of steel in 2010 (based on their respective equity interests), which was 20% more than in 2009, resulting in net sales of R$ 1.4 billion.

•      Based on these companies’ results, equity income was a gain of R$ 39 million in 2010, versus a loss of R$ 109 million in 2009.

EBITDA

Consolidated EBITDA Breakdown			Variation
(R$ million)	2010	2009	2010/2009
Net Income	2,457	1,005	144%
Net Financial Result	685	(185)	—
Provision for Income Tax and Social Contribution	502	27	1759%
Depreciation and Amortization	1,893	1,745	8%
Impairment of assets reversal	(336)	1,072	—
Restructuring costs	—	151
EBITDA	5,201	3,815	36%
EBITDA margin	17%	14%

Note: EBITDA is not a measure used in generally accepted accounting practices and does not represent cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. EBITDA is not standardized and thus is not comparable to the EBITDA of other companies.

Reconciliation of consolidated EBITDA
(R$ million)	2010	2009
EBITDA (1)	5,201	3,815
Depreciation and Amortization	(1,893)	(1,745)
Impairment of assets reversal	336	(1,072)
Restructuring costs	—	(151)
OPERATING INCOME BEFORE THE FINANCIAL RESULT AND TAXES(2)	3,644	847

(1) Non-accounting measure adopted by the Company

(2) Accounting measure published in the consolidated Income Statements

•      Consolidated EBITDA, also known as operating cash flow, increased in 2010 from 2009 (see tables above), accompanied by EBITDA margin expansion. These increases are explained by the growth in gross income and the better results from the associated and shared controlled companies.

				Variation
EBITDA by Business Operation		2010	2009	2010/2009
Brazil	EBITDA (R$ million)	2,709	2,887	-6%
	EBITDA margin (%)	22%	28%
North America	EBITDA (R$ million)	789	640	23%
	EBITDA margin (%)	9%	8%
Latin America	EBITDA (R$ million)	419	(165)	—
	EBITDA margin (%)	12%	-5%
Specialty Steel	EBITDA (R$ million)	1,284	453	183%
	EBITDA margin (%)	19%	9%
Consolidated	EBITDA (R$ million)	5,201	3,815	36%
	EBITDA margin (%)	17%	14%

•      At the Brazil BO, which accounted for 52% of consolidated EBITDA in the period, the lower net sales per tonne sold and the higher costs were responsible for the compression in EBITDA margin. In the Specialty Steel and Latin America BOs, which accounted for 25% and 8%, respectively, of EBITDA in 2010, the increase in the cost of goods sold at a lower level than the increase in net sales led to improvement in EBITDA margin. At the North America BO, EBITDA margin remained practically stable.

Asset Impairment reversal and restructuring costs

Impairment of assets reversal and	2010		2009
restructuring costs by Business Operation (R$ million)	Specialty Steel	Total	North America	Latin America	Specialty Steel	Total
Fixed assets	120	120	(166)	(136)	(218)	(520)
Goodwill	—	—	—	—	(202)	(202)
Intangible	216	216	—	—	(304)	(304)
Investments valued by equity income	—	—	—	—	(46)	(46)
Other	—	—	(49)	—	(102)	(151)
Total	336	336	(215)	(136)	(872)	(1,223)

•      In accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB), Gerdau’s assets undergo impairment testing based on revisions of the prospects for cash generation and the future earnings from the Company’s operations.

•      In 2010, due to the more favorable market conditions observed at the Specialty Steel BOs, especially in the United States, the impairment testing of assets identified net gains of R$ 336 million in the period (R$ 289 million net of income tax), composed of the following effects: in the United States, there was a reversal of losses due to the impairment of intangible assets in the amount of R$ 216 million, and of fixed assets in the amount of R$ 188 million; in Spain, the lack of prospects for a recovery in these operations led to loss due to impairment of fixed assets at one of its units in the amount of R$ 68 million.

Financial Result

Financial result			Variation
(R$ million)	2010	2009	2010/2009
Financial income	296	436	-32%
Financial expenses	(1,098)	(1,286)	-15%
Foreign exchange variation, net	104	1,061	-90%
Gains (losses) from hedge operations, net	13	(26)	—
Financial result	(685)	185	—

Note: the information above does not include data from associated and shared controlled companies.

•      The lower foreign exchange variation in the period (+4.3% in 2010, versus +25.5% in 2009) was the main factor responsible for the negative financial result in the period, which compares with the positive financial result recorded last year. This effect results from the translation into Brazilian real of the asset balances (export receivables) and liability balances (especially dollar-denominated debt contracted by Brazilian companies) at the end of each fiscal year.

•      Note that of the total foreign-currency debt of US$ 3.5 billion contracted by companies in Brazil as of December 31, 2010, US$ 2.7 billion is related to the acquisitions of companies abroad, for which foreign exchange variation was recorded directly on the balance sheet, in accordance with IFRS accounting policies. For the remaining US$ 0.8 billion, the foreign exchange gains or losses are recorded on the income statement.

Net Income

Net income			Variation
(R$ million)	2010	2009	2010/2009
Income before taxes	2,959	1,032	187%
Income tax and social contribution	(502)	(27)	1759%
Consolidated net income	2,457	1,005	144%

•      In fiscal year 2010, consolidated net income grew in relation to 2009, mainly due to the better operating results and the nonrecurring effects (asset impairment reversal and restructuring costs). Excluding these effects, consolidated net income, net of income tax in both fiscal years, grew by 15%.

Investments

•      In 2010, capital expenditure on fixed assets totaled R$ 1.3 billion. Of this total, 72% was allocated to units in Brazil and the remaining 28% to units located abroad.

•      The investments in fixed assets planned for the period from 2011 to 2015 are estimated at R$ 10.8 billion, and include both strategic and maintenance investments (see table below).

Investment Plan - Main Projects	Location	Rolling additional capacity (1,000 tonnes)	Start-up
Brazil BO
Expansion of the structural profile rolling mill at Ouro Branco-MG	Brazil	160	2011
Flat steel rolling mill (heavy plates and coiled hot-rolled strips) at Ouro Branco-MG	Brazil	1,900	2012
Expansion of mining capacity to 7 million tonnes	Brazil	—	2012
Fabrication units and ready-to-use steel product units	Brazil	—	2012
Wire rod and rebar rolling mill in Santa Cruz-RJ (1)	Brazil	600	2013
North America BO
Reheating furnace at Calvert City	USA	—	2012
Latin America BO
Port facilities (for coal and coke shipments)	Colombia	—	2012
Specialty Steel BO
New continuous slab casting with capacity expansion at the melt shop	USA	200	2012
Specialty steel and rebar rolling mill, sintering and energy generation(2)	India	300	2012
Specialty steel rolling mill	Brazil	500	2012

(1)          In order to supply this rolling mill Gerdau will expand its melt shop with 600,000 tonnes crude steel capacity in its Santa Cruz-RJ mill.

(2)          Capacity is not included in consolidated figures, since it is a joint venture

•      Additionally the Company has the following investments on its plan:

•            Brazil: In the phase 2 will have an additional 500,000 tonnes rolling capacity in Santa Cruz-RJ

•            Peru: Melt shop modernization and improvement of port logistic, as well the technological improvement on environmental protection at this unit

•            United States: dedusting system at Tamco melt shop.

•     On August 12, 2010, Gerdau S.A. acquired an additional interest of 49.1% in the total capital of Cleary Holdings Corp., which holds controlling interests in metallurgical coke production units and coking coal reserves in Colombia. This additional interest was acquired for US$ 57 million (R$ 100 million), and Gerdau now holds 100% of the company’s capital.

•      On October 21, 2010, Gerdau S.A. concluded, through its wholly-owned subsidiary Gerdau Ameristeel, the acquisition of Tamco, a company based in the state of California. TAMCO is a mini-mill that produces rebars and is one of the largest producers on the West Coast of the

United States, with annual capacity of approximately 500,000 tonnes. The acquisition price was approximately US$ 166 million (R$ 283 million).

Simplification of Ownership Structure

•      On August 30, 2010, Gerdau S.A. concluded the acquisition of all outstanding common shares issued by Gerdau Ameristeel that it did not yet hold either directly or indirectly, for US$ 11.00 per share in cash, corresponding to a total of US$ 1.6 billion (R$ 2.8 billion). With the acquisition, Gerdau Ameristeel was delisted from the New York and Toronto stock exchanges.

•      On December 30, 2010, the shareholders of Gerdau S.A. and Aços Villares S.A. approved the merger of Aços Villares S.A. by Gerdau S.A. The transaction was carried out through a share exchange, whereby the shareholders of Aços Villares S.A. received one share in Gerdau S.A. for each lot of twenty-four shares held. The new shares were credited on February 10, 2011. As a result of the transaction, Aços Villares S.A. was delisted from the Brazilian stock exchange (BM&FBovespa). Following the issue of new shares under the merger, the capital stock of Gerdau S.A. is now represented by 505,600,573 common shares and 1,011,201,145 preferred shares.

Working Capital and Cash Conversion Cycle

Working Capital and Cash Conversion Cycle

•      In December 2010, the cash conversion cycle (working capital divided by daily net sales in the quarter) remained stable in relation to December 2009, with proportional increases in net sales and working capital. This increase in the working capital is explained by the growth in operations in fiscal year 2010.

Financial Liabilities

Indebtedness
(R$ million)	12.31.2010	12.31.2009
Short-term	1,693	1,357
Local currency (Brazil)	703	843
Foreign currency (Brazil)	169	197
Companies abroad	821	317
Long-term	12,977	13,164
Local currency (Brazil)	2,623	2,002
Foreign currency (Brazil)	5,656	5,268
Companies abroad	4,698	5,894
Gross debt	14,670	14,521
Cash, cash equivalents and financial investments	2,204	4,819
Net debt	12,466	9,702

•      Net debt (gross debt minus cash) stood at R$ 12.5 billion on December 31, 2010.

•      Cash (cash, cash equivalents and financial investments) totaled R$ 2.2 billion on December 31, 2010, of which 39% was held by Gerdau’s subsidiaries abroad, mainly in U.S. Dollar.

•      Gross debt (loans and financings plus debentures) stood at R$ 14.7 billion on December 31, 2010, of which 12% was short-term and 88% was long-term.

•      At the end of 2010, the composition of gross debt was 23% in Brazilian real, 40% in foreign currency contracted by companies in Brazil, and 37% in a variety of currencies contracted by subsidiaries abroad.

•      On December 31, 2010, the weighted average nominal cost of gross debt was 8.0% for the amount denominated in Brazilian Real, 5.7% plus foreign-exchange variation for the amount denominated in U.S. Dollar contracted by companies in Brazil, and 4.2% for the amount contracted by the subsidiaries abroad.

Gross Debt

(R$ billion)

•      On December 31, the long-term debt amortization schedule, including debentures, was as follows:

Short-term	R$ million
1st quarter 2011	777
2nd quarter 2011	463
3rd quarter 2011	166
4th quarter 2011	287
Total	1,693

Long-term	R$ million
2012	1,619
2013	3,051
2014	800
2015	328
2016 and after	7,179
Total	12,977

•      At the close of December, Gerdau’s main debt indicators showed improvement in relation to December 2009, given the stability in the debt position and the higher operating cash flow in the last 12 months (EBITDA).

Indicators	12.31.2010	12.31.2009
Gross debt / Total capitalization (1)	42%	40%
Net debt / Total capitalization (2)	38%	31%
Gross debt / EBITDA (3)	2.8x	3.8x
Net debt / EBITDA (3)	2.4x	2.5x
EBITDA (3) / Financial expenses (3)	4.6x	2.7x
EBITDA (3) / Net financial expenses (3)	6.2x	4.0x

(1) Total capitalization = shareholders’ equity + gross debt

(2) Total capitalization = shareholders’ equity + net debt

(3) Last 12 months

•      It is also important to note that on October 1, 2010, Gerdau concluded a 10-year, US$ 1.25 billion bond issue with a coupon of 5.75% p.a. through its subsidiary Gerdau Trade Inc. The proceeds from the issue were used primarily to prepay the perpetual bond of Gerdau S.A. and the term loan of Gerdau Ameristeel, and also to pay for the acquisition of Tamco in the United States.

Social and Environmental Responsibility

•                  For 110 years, Gerdau has amassed a record of successfully overcoming challenges, supported by its solid values, efficient operations and the transparency of its management. Over these years, the company’s relationships with clients, employees, shareholders, suppliers and communities have been grounded in the principles of integrity, respect, coherency between speech and practice and the pursuit of mutual gains.

•                  These principles, which are shared by over 40,000 employees in 14 countries, have guided the company in its unique way of serving clients, offering them innovative and competitive steel solutions. Gerdau also works to create value for shareholders over the long term and to foster the development of its suppliers and the communities in which it operates.

•                  The organization’s solid results over the past century are the fruits of the efforts and dedication of its employees. Gerdau values its teams, recognizes outstanding performances and prioritizes a safe work environment. The organization’s goal is to reach a zero accident rate at all of its units. In 2010, Gerdau invested R$ 49.1 million in health and safety, from training programs for its employees to the development of new technologies and equipment to prevent accidents.

•                  Gerdau allocated R$ 57.4 million to social projects in 2010. Over the course of the year, the organization intensified its social responsibility actions in conjunction with its business chain and sponsored innumerous initiatives in the areas of solidarity mobilization and education. Gerdau believes the concept of education goes beyond formal education to include learning about entrepreneurship, environmental responsability as well as the learning provided by cultural and sports activities.

•                  Protecting the environment is also a daily practice at Gerdau. The company has a rigorous Environmental Management System that monitors the entire production cycle, from obtaining raw materials to delivering the products to clients and the final destination of the co-products generated during the production process. In 2010, Gerdau invested R$ 137.7 million in environmental protection practices and technology.

•                  Gerdau is also the largest recycler in Latin America, using millions of tonnes of ferrous scrap every year. About 75% of the steel produced by the company comes from scrap, which reduces energy consumption and CO2 emissions. Moreover, collecting and processing ferrous scrap creates jobs and generates income for hundreds of families.

Value Added

•      In 2010, Gerdau companies generated consolidated value added of R$ 9.3 billion, up 55% from 2009. This value is derived from the revenue generated by products and services, net of discounts granted, of R$ 35.2 billion, less R$ 25.9 billion in costs related to raw materials and consumer goods, outsourced services, depreciation, amortization, equity income, financial income and others.

Breakdown of Value Added

(R$ 9.3 billion)

•      The Brazilian operations generated value added of R$ 5.6 billion in 2010, 19% more than in 2009. In the other operations, value added came to R$ 3.7 billion, up 201% from a year earlier. The Brazilian operations accounted for 60% of consolidated value added, while the other countries were responsible for 40%.

Breakdown of Value Added	Brazil	Abroad
Taxes, contributions and payroll charges	1,739	513
Salaries, benefits, profit sharing and training	1,713	2,004
Reinvestment of net income	1,175	518
Dividends and interest on equity	687	77
Interest expenses from financing	345	556
Total	5,659	3,668

Capital Markets and Corporate Governance

Liquidity and trading on stock exchanges(1)

•      Through its three publicly held companies (Metalúrgica Gerdau S.A., Gerdau S.A. in Brazil and Empresa Siderúrgica del Peru S.A.A. — Siderperú in Peru), Gerdau offers investors various investment alternatives on Brazilian and foreign stock exchanges. In 2010, these assets maintained high liquidity levels, with combined financial trading volume of R$ 96.8 billion (US$ 55.0 billion), up 8.0% from the financial volume of R$ 89.4 billion (US$ 44.7 billion) registered in 2009.

•      The American Depositary Receipts representing preferred stock in Gerdau S.A. (GGB) registered the highest trading volume, of R$ 42.5 billion (US$ 24.1 billion), accounting for 43.9% of total financial volume in 2010. In the year, ADRs in Gerdau S.A. figured among the ten most heavily traded assets of Brazilian companies listed on the New York Stock Exchange.

•      Gerdau S.A. preferred share (GGBR4) traded on the São Paulo Exchange (BM&FBovespa) registered financial trading volume of R$ 33.5 billion (US$ 19.0 billion) in 2010, and ranked second in terms of liquidity among assets issued by Gerdau companies, accounting for 34.6% of financial volume in the year. Its share is a component of various stock indexes and is the sixth most liquid stock in the Bovespa Index (Ibovespa), with a weighting of 3.0% in the index portfolio valid for the period from January to April 2011.

•      For the fifth consecutive year, Metalúrgica Gerdau S.A. and Gerdau S.A. were selected as components of the Corporate Sustainability Index (ISE) of the BM&FBovespa. Being included in this index reflects the companies’ best practices in social responsibility and corporate sustainability and places them among the select group of components of such an important indicator of Brazil’s stock market.

•     In addition to the ISE, the stocks issued by Metalúrgica Gerdau S.A. and Gerdau S.A. are components of the Special Corporate Governance Stock Index (IGC), Special Tag-Along Rights Stock Index (ITAG), BM&FBovespa Index (Ibovespa), Brazil Index 50 (IBrX 50) and Industrial Sector Index (INDX).

Dividends

•      Metalúrgica Gerdau S.A. and Gerdau S.A. have clear compensation policies aligned with the market, providing for the distribution of at least 30% of adjusted net income of each year, higher than the minimum required by Brazilian law of 25%.

(1)  All information mencioned in this item includes Gerdau Ameristeel Corp. (NYSE and Toronto) and Aços Villares S.A. (BM&FBovespa) information while they were listed in stock exchanges.

•      In 2010, Metalúrgica Gerdau S.A. and Gerdau S.A. deliberated dividends and interest on equity of R$ 264 million (R$ 0.65 per share) and R$ 630 million (R$ 0.44 per share), respectively.

•      The charts below show the dividends and/or interest on equity deliberated relative to the net income in each fiscal year as well as the dividend yield, which is the ratio of the dividends deliberated per share to the share price at the close of the respective fiscal year.

Metalúrgica Gerdau S.A. Yield and dividends deliberated	Gerdau S.A. Yield and dividends deliberated

Shares Buyback Program

•     In February 2011, Gerdau S.A., with the objective of meeting the needs of the company’s Long-Term Incentive Program, acquired 3,100,000 preferred shares of its own issue, representing approximately 0.43% of the outstanding preferred shares. The average cost of the acquisition was R$ 22.65 per share.

Ownership Structure

•      Gerdau’s ownership structure in December 2010 is depicted below in simplified form:

Transparency and equality in investor relations

•      Since 2002, minority shareholders in Metalúrgica Gerdau S.A. and Gerdau S.A. holding common and preferred shares have enjoyed tag-along rights guaranteeing the receipt of 100% of the amount paid to the controlling shareholders in the takeover event. This contrasts with Brazilian Corporate Law, which provides for the payment to only minority shareholders holding common stock and of only 80% of the amount paid to the controlling shareholder.

•      Gerdau won the 14th Anefac-Fipecafi-Serasa Transparency Award for its 2009 financial statements. This marks the 11th consecutive time that Gerdau has figured among the ten companies presenting the best income statements, and the third time it has received the main award. Competing for the award were companies with head offices located throughout Brazil selected from among the 500 biggest and best private companies in the retailing, manufacturing and services sectors (excluding financial services) as well as from among the 50 largest state-owned companies.

•      In order to maintain analysts and investors informed about Gerdau’s business, the company holds quarterly conference calls to discuss its quarterly earnings. These events present and comment on the quarterly results, which is followed by a question and answer session. In 2010, these events enjoyed the participation via telephone and internet of 1,743 participants.

•      The Investor Relations team received 1,583 requests for information from analysts during the year via telephone or e-mail.

•      In 2010, Gerdau held meetings with the Capital Market Professionals and Investors Association (Apimec) in the cities of Rio de Janeiro, Porto Alegre and São Paulo. From among these cities, São Paulo had 36 participants via live webcast of the event, while Rio de Janeiro had 16 participants via webcast. Complementing these events were 197 one-on-one meetings held with investors and analysts in Brazil, including several visits to Gerdau’s various industrial facilities. Outside of Brazil, a total of 284 meetings were held in North America and Europe, as well as presentations to groups of investors.

•      To keep analysts and investors informed about the performance of its business, Gerdau maintains permanent lines of communication and makes visits, participates in conferences and gives presentations in various financial markets worldwide. The company also maintains a website with specific information for retail investors and for managers of investment clubs, funds and portfolios. The Investor Relations team is available to provide information and clarifications on the Company’s business and performance via telephone (+55 51 3323-2703) or e-mail (inform@gerdau.com.br).

Acknowledgements

•   Lastly, the Company would like to thank its clients, suppliers, representatives, shareholders, financial institutions, government agencies and all other stakeholders for their important support, and especially our team of employees for their hard work and dedication.

Declaration of the Board of Directors

•   In accordance with Article 25 of CVM Instruction 480/09 of December 7, 2009, the Board of Directors declares that it has revised, discussed and is in agreement with the opinion expressed in the Independent Auditors’ report issued on this date, and with the Financial Statements for the fiscal year ended December 31, 2010.

Rio de Janeiro, March 1st, 2011

THE MANAGEMENT